United States securities and exchange commission logo





                             August 16, 2021

       Antonio Picca Piccon
       Chief Financial Officer
       Ferrari N.V.
       Via Abetone Inferiore n. 4
       I-41053 Maranello (MO), Italy

                                                        Re: Ferrari N.V.

       Dear Mr. Piccon:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2020

       Non-GAAP Financial Measures, page 71

   1. We note the presentation of your non-GAAP financial measures precedes the discussion of your IFRS operating
results. Please revise your disclosures in future filings to provide equal or greater
prominence of the comparable IFRS measures. Refer to Question 102.10 of the updated
Compliance and Disclosure Interpretations on Non-GAAP Financial
                                                        Measures.
       Notes to the Consolidated Financial Statements
       Revenue recognition, page F-20

   2. We note your disclosure that revenues related to your maintenance programs and extended warranties are
recognized "over time" as the maintenance programs and extended warranties are
provided. Please tell us and revise your disclosures in future filings to specify if these
revenues are recognized on a straight-line or other basis over the related agreement periods.
 Antonio Picca Piccon
FirstName
Ferrari N.V.LastNameAntonio Picca Piccon
Comapany
August  16, NameFerrari
            2021        N.V.
August
Page 2 16, 2021 Page 2
FirstName LastName
4. Net Revenues, page F-28

3. We note that your disaggregated revenue table includes a "Sponsorship, commercial and brand" line item that appears to combine revenues from your sponsorship agreements, licensing activities, and commercial activities related to your participation in the Formula 1 World Championship. Please separately disclose each of these revenue streams in future filings pursuant to IFRS 15.114-115 or tell us how you determined further disclosure is not necessary. We note that you include revenue recognition policies for each revenue stream on pages F-20 and F-21 and that you extensively discuss your
         Formula 1 racing activities throughout the filing. In your response, quantify each of these revenue streams for the periods presented.
7. Research and Development Costs, page F-29

4. We note your disclosures that research and development costs are recognized net of technology-related government incentives. Please tell us and, to the extent material, revise your disclosures in future filings to describe your accounting policies related to these incentives. If you account for the incentives under IAS 20, ensure your disclosures meet the requirements of paragraph 39.
18. Current Receivables and Other Current Assets, page F-40

5. Your table on the bottom of page F-43 indicates approximately 10% of your receivables and other current assets are "overdue" at the end of fiscal year 2020. Please tell us and revise your disclosures in future filings to define the term "overdue." Also provide the disclosures required by IFRS 7.35F(b) and (e). Finally, separately present on a gross basis the components of the "Utilization and other changes" line items of your trade and financing receivable allowance rollforwards disclosed on page F-42. In particular, separately quantify write-offs from other changes.
31. Entity-Wide Disclosures, page F-70

6. Your disclosure of net revenues by the geographic location of your clients indicates that
         net revenues in the    Rest of EMEA    is significant to total net
revenues. We further note
         that your disclosure of unit shipments by geographic market on page 34 is broken down into additional geographic locations. If revenues or non-current assets from any individual countries are material, please tell us and revise future filings to separately quantify such information pursuant to IFRS 8.33.
 Antonio Picca Piccon
Ferrari N.V.
August 16, 2021
Page 3

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Melissa Gilmore at (202) 551-3777 or Andrew Blume at
(202) 551-
3254 with any questions.



FirstName LastNameAntonio Picca Piccon                    Sincerely,
Comapany NameFerrari N.V.
                                                          Division of
Corporation Finance
August 16, 2021 Page 3                                    Office of
Manufacturing
FirstName LastName